SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2026

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(“Company”)

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A.

held on October 7, 2026, drawn up in summary form

1.	Date, Time and Venue. On October 7, 2026, at 9:30 a.m., in the Company’s headquarters, located at Rua Dr. Renato Paes de Barros, 1.017, 3rd floor, São Paulo/SP, Brazil

2.	Call and Attendance. The meeting was duly called pursuant to the Company’s bylaws. In attendance were Mr. Michel Dimitrios Doukeris, Chairman, and Messrs. Victorio Carlos De Marchi, Milton Seligman, Fernando Mommensohn Tennenbaum, Ricardo Manuel Frangatos Pires Moreira, Lia Machado de Matos, Fabio Colletti Barbosa, Fernanda Gemael Hoefel and Luciana Pires Dias, all members of the Company's Board of Directors (“Board”).

3.	Board. Chairman: Michel Dimitrios Doukeris; Secretary: Guilherme Malik Parente.

4.	Resolutions: It was unanimously and unrestrictedly resolved by the Directors attending the meeting:

4.1.                      Confirmation - Appointment of the Logistics Vice President Officer. To ratify the appointment of Mr. Fernando Maffessoni as Vice President of Logistics of the Company, as approved at the meeting of the Board of Directors held on May 15, 2026 and registered with the Board of Trade of the State of São Paulo under No. 226.831/26-7, as well as the effective date of his appointment, as approved at the meeting of the Board of Directors held on July 29, 2026 and registered with the Board of Trade of the State of São Paulo under No. 305.308/26-9, effective as of September 1, 2026. The composition of the Company’s Board of Executive Officers is hereby consolidated as set forth in Exhibit I to these minutes.

5.	Closure: There being no further matters to be discussed, these minutes were prepared and, after being read and unanimously approved by the participating members of the Board, were signed by all of them.

São Paulo, October 7, 2026.

Certified that this extract is a true and faithful copy of a resolution contained in the minutes duly recorded in the Company's minute book.

Michel Dimitrios Doukeris	Guilherme Malik Parente
Chairman	Secretary

Minutes of the Meeting of the Board of Directors of Ambev S.A. held on October 7, 2026

Exhibit I

Composition of the Board of Executive Officers as of September 1st, 2026

(term of office unified until December 31st, 2027)

(i)	Mr. Carlos Eduardo Klutzenschell Lisboa, as “Chief Executive Officer”;
(ii)	Mr. Guilherme Fleury de Figueiredo Ferraz Parolari, as “Chief Financial, Investors Relations Officer”;
(iii)	Mr. João Coelho Rua Derbli de Carvalho, as “Commercial Vice President Officer”;
(iv)	Mr. Guilherme Malik Parente, as “Legal and Compliance Vice President Officer”;
(v)	Mrs. Carla Smith de Vasconcellos Crippa Prado, as “Corporate Affairs Vice President Officer”;
(vi)	Mr. Fernando Maffessoni, as “Logistics Vice President Officer”; and
(vii)	Mr. Valdecir Duarte, as “Industrial Vice President Officer”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2026

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer